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November 12, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
ATTN: Document Control - Edgar

RE: RiverSource Life Insurance Company
    RiverSource Variable Account 10
          Request for Withdrawal of Post-Effective Amendment No. 50 on Form N-4
               File Nos. 333-79311/811-07355
               Accession Number: 0000950137-08-011989

Dear Commissioners:

On or about September 25, 2008, RiverSource Life Insurance Company (the "Company") on behalf of RiverSource Variable Account 10 ("Registrant") filed electronically Registrant's Post-Effective Amendment No. 50 ("Amendment No. 50") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933.

Pursuant to Rule 477(a) of the Securities Act of 1933, Registrant hereby respectfully requests withdrawal of the filing captioned above.

The Amendment No. 50 was filed to supplement the prospectus for RiverSource Retirement Advisor 4 Advantage Variable Annuity, RiverSource Retirement Advisor 4 Select Variable Annuity and RiverSource Retirement Advisor 4 Access Variable Annuity and increase the current fee for the Accumulation Benefit rider. The Company has since determined the need for a new fee change at a later date and will file another post-effective amendment. No securities have been issued in connection with the Amendment No.50.

The Amendment No.50 has not yet become effective, but will become effective on November 24, 2008, pursuant to Rule 485(a) of the Securities Act of 1933. Therefore, the Company and the Registrant respectfully request that an order be issued granting their request for withdrawal of the Amendment No.50 as soon as is practicable.

If you have any questions, please contact me at 612-671-2237 or Boba Selimovic at 612-671-7449.

Sincerely,


/s/ Rodney J. Vessels
-------------------------------------
Rodney J. Vessels
Assistant General Counsel and
Assistant Secretary
RiverSource Life Insurance Company